                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                UCAP Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   90347N 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               September 29, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13-d-1(b)
         |X|  Rule 13-d-1(c)
         [ ]  Rule 13-d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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1.      Name of Reporting Person:  Joe B. McAdams
        S.S. or I.R.S. Identification No. of Above Person:

2.      Check the Appropriate Box if a member of a Group*

        |_|  (a)

        [ ]  (b)

3.      SEC Use Only
        -----------------------------------------------------------------------


        -----------------------------------------------------------------------
4.      Citizenship or Place or Organization: USA

5. Number of Shares Beneficially Owned by Each Reporting Person With Sole Voting Power: 6,200,000

6. Number of Shares Beneficially Owned by Each Reporting Person With Shared Voting Power: 0

7. Number of Shares Beneficially Owned by Each Reporting Person With Sole Dispositive Power: 6,200,000

8. Number of Shares Beneficially Owned by Each Reporting Person With Shared Dispositive Power: 0

9.      Aggregate Amount Beneficially Owned by Each Reporting Person: 6,200,000*

        *Includes 150,000 shares which the Reporting Peron may acquire for $0.52 per share pursuant to a stock option agreement, and 666,667 shares which the reporting person may acquire for $0.001 per share pursuant to a warrant agreement.

10.     Check Box if the Aggregate  Amount in Row (9) Excludes  Certain  Shares*
        |_|

11.     Percent of Class Represented by Amount in Row 9: 16.93%

12.     Type of Reporting Person: IN




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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

        Item 1(a). Name of Issuer: UCAP Incorporated

        Item 1(b). Address of Issuer's Principal Executive Offices: 14001 E. Iliff Avenue, Suite 700, Aurora, Colorado 80014

        Item 2(a). Name of Person Filing: Joe B. McAdams

        Item 2(b). Address or Principal Business Office or, if None,  Residence:
        P.O. Box 2420, Casper, Wyoming 82602

        Item 2(c). Citizenship: USA

        Item 2(d). Title of Class of Securities: Common Stock, no par value

        Item 2(e). Cusip Number: 90347N 10 2

        Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

        (a)     |_| Broker or dealer registered under Section 15 of the Act;

        (b)     |_| Bank as defined in Section 3(a)(6) of the Act;

        (c)     |_| Insurance company as defined in Section 3(a)(19) of the Act;

        (d)     |_| Investment  company  registered  under  Section  8  of  the
                    Investment Company Act;

        (e)     |_| An   investment    advisor   in   accordance   with   Rule
                    13d-1(b)(1)(ii)(E);

        (f)     |_| An employee  benefit  plan or endowment  fund in  accordance with Rule 13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

        (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;



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        (j)     |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                If this statement is filed pursuant to Rule 13d-1(c), check this box: |X|

         Item 4.  Ownership:

        (a)     Amount of Beneficially Owned: 6,2000,000*

                  *Includes 150,000 shares which the Reporting Peron may acquire for $0.52 per share pursuant to a stock option agreement, and 666,667 shares which the reporting person may acquire for $0.001 per share pursuant to a warrant agreement.

        (b)     Percent of Class: 16.93%

                (i)     sole power to vote or direct to vote: 6,200,000

                (ii)    shared power to vote or direct to vote: 0

                (iii) sole power to dispose of or to direct the disposition of: 6,200,000

                (iv)    shared power to dispose or to direct the disposition of:
                        0

        Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|.

        Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

        Item 8. Identification and Classification of Members of Group:

        Item 9. Notice of Dissolution of Group:

        Item 10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  October 24, 2003

                                         By  /s/ Joe B. McAdams
                                             -----------------------------
                                             Joe B. McAdams